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                                                               EXHIBIT (a)(1)(M)


TO:         Employees with Eligible Stock Options

FROM:       Morris Young

DATE:       June 18, 2003

SUBJECT:    Extension of Option Exchange Program
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The original deadline for electing to participate in, or for modifying or withdrawing your election to participate in, the AXT stock option exchange program was 9:00 p.m., Pacific Time, on June 24, 2003. AXT has extended this deadline by six business days.

We are extending the program in order to assure that all eligible employees who wish to participate have an opportunity to participate, and have an opportunity to modify or withdraw their participation.

The new deadline for electing to participate in the program is 9:00 p.m., Pacific Time, on June 30, 2003 (unless further extended prior to that time). Until the new deadline, you may also withdraw your tendered options. After the extended deadline, your election to participate in the program will be irrevocable.

You should carefully review the Offer to Exchange and the supplemental information and forms previously provided. Should you wish to participate, or modify your participation in, the program, you should complete and return an Election Form. Should you wish to withdraw your participation, you should complete and return a Notice to Withdraw From the Offer.

If you have any questions concerning the extension of the program, need additional copies of any of the program materials or forms, or require other information or assistance regarding your participation in the program, please contact Kirk Lowe.

ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER WE NOR OUR BOARD MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR OPTIONS FOR EXCHANGE.